Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor’s report dated March 20, 2025 with respect to the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries as at December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, included in the Annual Report on Form 40-F of the Company for the year ended December 31, 2024, as filed with the United States Securities and Exchange Commission.

We also consent to the reference to our Firm under the headings “Interest of Experts” which is included in Exhibit

99.1 and incorporated by reference in this Annual Report on Form 40-F.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 31, 2025